As filed with the Securities and Exchange Commission on January 20, 2017

Securities Act File No. 333-211541

Investment Company Act File No. 811-21343

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

☐ Pre-Effective Amendment No.	☒ Post-Effective Amendment No. 1

WESTERN ASSET EMERGING MARKETS DEBT FUND INC.

(Exact Name of Registrant as Specified in Charter)

620 Eighth Avenue

New York, New York 10018

(Address of Principal Executive Offices: Number, Street, City, State, Zip Code)

1-888-777-0102

(Area Code and Telephone Number)

Jane E. Trust

Legg Mason & Co., LLC

100 International Drive

Baltimore, MD 21202

(Name and Address of Agent for Services)

with copies to:

Sarah E. Cogan, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017	Robert I. Frenkel, Esq. Legg Mason & Co., LLC 100 First Stamford Place Stamford, Connecticut 06902

Calculation of Registration Fee under the Securities Act of 1933:

Title of Securities Being Registered	Amount Being Registered(1)	Proposed Maximum Offering Price per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock ($.001 par value)	29,984,903.88	$17.21	$516,040,195.78	$51,965.25

(1)	Estimated solely for the purpose of calculating the registration fee.

(2)	Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

EXPLANATORY NOTE

The Proxy Statement/Prospectus and Statement of Additional Information, each in the form filed on September 26, 2016 pursuant to Rule 497 of the General Rules and Regulations under the Securities Act of 1933, as amended (File Nos. 333-211541 and 811-21343), are incorporated herein by reference.

This amendment is being filed in order to file, as Exhibits 12(a) and 12(b) to this Registration Statement, the opinions of Simpson Thacher & Bartlett LLP supporting tax matters and consequences to stockholders discussed in the Proxy Statement/Prospectus.

PART C

OTHER INFORMATION

Item 15.	Indemnification

The Registrant has entered into an Indemnification Agreement with each director whereby the Registrant has agreed to indemnify each director against expenses and costs actually and reasonably incurred by such director in connection with any claims, suits or proceedings; provided that no indemnification shall be provided to the extent that the director engaged in conduct for which indemnification may not lawfully be provided to the such director.

Sections 3 and 4 of Article VI of the Registrant’s Articles of Incorporation, incorporated by reference as Exhibit (a) to this Registration Statement, provide that:

To the maximum extent permitted by Maryland statutory or decisional law, as amended or interpreted, no current or former director or officer of the Registrant shall have any liability to the Registrant or its stockholders for money damages. This limitation on liability applies to events occurring at the time a person serves as a director or officer of the Registrant whether or not such person is a director or officer at the time of any proceeding in which liability is asserted.

The Registrant shall indemnify and advance expenses to its currently acting and its former directors to the fullest extent that indemnification of directors is permitted by Maryland statutory or decisional law. The Registrant shall indemnify and advance expenses to its officers to the same extent as its directors and may do so to such further extent as is consistent with law. The Board of Directors may by Bylaw, resolution or agreement make further provision for indemnification of directors, officers, employees and agents to the fullest extent permitted by the Maryland statutory or decisional law. The foregoing rights of indemnification shall not be exclusive of any other rights to which those seeking indemnification may be entitled. The Board of Directors may take such action as is necessary to carry out these indemnification provisions and may adopt, approve and amend from time to time such Bylaws, resolutions or contracts implementing such provisions or such further indemnification arrangements as may be permitted by law. This indemnification applies to events occurring at the time a person serves as a director or officer of the Registrant whether or not such person is a director or officer at the time of any proceeding in which liability is asserted.

No provision of the Registrant’s Articles of Incorporation shall be effective to protect or purport to protect any director or officer of the Registrant against any liability to the Registrant or its security holders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16.	Exhibits

Exhibit No.		Exhibit
1	(a)	Articles of Incorporation (filed as Exhibit A to the Registration Statement on Form N-2 (File Nos. 333-105190 and 811-21343) and incorporated herein by reference).
1	(b)	Articles of Amendment (filed as Exhibit A(2) to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File Nos. 333-105190 and 811-21343) and incorporated herein by reference).
1	(c)	Articles of Amendment (filed as Exhibit 1(c) to the Registration Statement on Form N-14 (File Nos. 333-151221 and 811-21343) and incorporated herein by reference).

Exhibit No.		Exhibit
2		Amended and Restated By-Laws (filed as Exhibit B to Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2 (File Nos. 333-105190 and 811-21343) and incorporated herein by reference).

3		Not applicable.

4		Form of Agreement and Plan of Reorganization (included in Part A of this Registration Statement).

5		Not applicable.

6	(a)	Management Agreement between Registrant and Legg Mason Partners Fund Advisor, LLC (filed as Exhibit 6(a) to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-14 (File Nos. 333-211541 and 811-21343) and incorporated herein by reference).
6	(b)	Subadvisory Agreement between Legg Mason Partners Fund Advisor, LLC and Western Asset Management Company with respect to Registrant, dated August 1, 2006 (filed as Exhibit 6(b) to the Registration Statement on Form N-14 (File Nos. 333-151221 and 811-21343) and incorporated herein by reference).
6	(c)	Subadvisory Agreement between Western Asset Management Company and Western Asset Management Company Pte. Ltd. with respect to Registrant, dated February 3, 2009 (filed as Exhibit 6(c) to the Registration Statement on Form N-14 (File Nos. 333-151221 and 811-21343) and incorporated herein by reference).

7		Not applicable.

8		Not applicable.

9		Custodian Services Agreement with State Street Bank and Trust Company (filed as Exhibit 9 to the Registration Statement on Form N-14 (File Nos. 333-211541 and 811-21343) and incorporated herein by reference).

10		Not applicable.

11		Opinion of Foley & Lardner LLP as to the legality of the securities being registered (filed as Exhibit 6(a) to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-14 (File Nos. 333-211541 and 811-21343) and incorporated herein by reference).

12	(a)	Opinion of Simpson Thacher & Bartlett LLP supporting tax matters and consequences to shareholders discussed in the Proxy Statement/Prospectus with respect to the Merger between EMD and ESD.*
12	(b)	Opinion of Simpson Thacher & Bartlett LLP supporting tax matters and consequences to shareholders discussed in the Proxy Statement/Prospectus with respect to the Merger between SBW and ESD.*

13		Not applicable.

14	(a)	Consent of Independent Registered Public Accounting Firm with respect to Western Asset Emerging Markets Income Fund Inc. (filed as Exhibit 14(a) to Pre-Effective Amendment No. 3 to the Registration Statement on Form N-14 (File Nos. 333-211541 and 811-21343) and incorporated herein by reference).
14	(b)	Consent of Independent Registered Public Accounting Firm with respect to Western Asset Worldwide Income Fund Inc. (filed as Exhibit 14(b) to Pre-Effective Amendment No. 3 to the Registration Statement on Form N-14 (File Nos. 333-211541 and 811-21343) and incorporated herein by reference).
14	(c)	Consent of Independent Registered Public Accounting Firm with respect to Western Asset Emerging Markets Debt Fund Inc. (filed as Exhibit 14(c) to Pre-Effective Amendment No. 3 to the Registration Statement on Form N-14 (File Nos. 333-211541 and 811-21343) and incorporated herein by reference).

15		Not applicable.

16		Power of Attorney (filed as Exhibit 16 to the Registration Statement on Form N-14 (File Nos. 333-211541 and 811-21343) and incorporated herein by reference).

17	(a)	Form of Proxy Card. (filed as Exhibit 17(a) to Pre-Effective Amendment No. 3 to the Registration Statement on Form N-14 (File Nos. 333-211541 and 811-21343) and incorporated herein by reference).
17	(b)	Code of Ethics of the Registrant and Legg Mason Partners Fund Advisor, LLC (filed as Exhibit 17(b) to the Registration Statement on Form N-14 (File Nos. 333-211541 and 811-21343) and incorporated herein by reference).
17	(c)	Code of Ethics of Western Asset Management Company and Western Asset Management Company Pte. Ltd. (filed as Exhibit 9 to the Registration Statement on Form N-14 (File Nos. 333-211541 and 811-21343) and incorporated herein by reference).

Exhibit No.		Exhibit
17	(d)	Transfer Agency and Services Agreement with Computershare Trust Company, N.A. (filed as Exhibit 6(a) to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-14 (File Nos. 333-211541 and 811-21343) and incorporated herein by reference).
17	(e)	Fund Accounting Services Agreement with State Street bank and Trust Company (filed as Exhibit 6(a) to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-14 (File Nos. 333-211541 and 811-21343) and incorporated herein by reference).

*	Filed herewith.

Item 17.	Undertakings.

(1) The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act [17 CFR 230.145c], the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other terms of the applicable form.

(2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3) The undersigned registrant agrees to promptly file a post-effective amendment to this registration statement including a signed opinion of Simpson Thacher & Bartlett LLP supporting tax matters and consequences to stockholders discussed in the Proxy Statement/Prospectus.

SIGNATURES

As required by the Securities Act of 1933, as amended, this amendment to the registration statement has been signed on behalf of the Registrant, in the City of New York and State of New York, on the 20th day of January, 2017.

WESTERN ASSET EMERGING MARKETS DEBT FUND INC.

By:	/S/ JANE E. TRUST
Jane E. Trust
Chairman, Chief Executive Officer and President

As required by the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ JANE E. TRUST	Chairman, Chief Executive Officer, President and Director (Principal Executive Officer)	January 20, 2017
Jane E. Trust

/s/ RICHARD F. SENNETT*	Principal Financial Officer (Principal Financial Officer)	January 20, 2017
Richard F. Sennett

/s/ ROBERT D. AGDERN*	Director	January 20, 2017
Robert D. Agdern

/s/ CAROL L. COLMAN*	Director	January 20, 2017
Carol L. Colman

/s/ DANIEL P. CRONIN*	Director	January 20, 2017
Daniel P. Cronin

/s/ PAOLO M. CUCCHI*	Director	January 20, 2017
Paolo M. Cucchi

/s/ LESLIE H. GELB*	Director	January 20, 2017
Leslie H. Gelb

/s/ WILLIAM R. HUTCHINSON*	Director	January 20, 2017
William R. Hutchinson

/s/ EILEEN KAMERICK*	Director	January 20, 2017
Eileen Kamerick

/s/ DR. RIORDAN ROETT*	Director	January 20, 2017
Dr. Riordan Roett

*BY:	/S/ JANE E. TRUST
Jane E. Trust,
Attorney-in-Fact, January 20, 2017

The original powers of attorney authorizing Jane E. Trust to execute this Registration Statement, and any amendments thereto, for each a trustee of the Registrant on whose behalf this Registration Statement is filed have been executed and incorporated by reference herein as Exhibit 16.

EXHIBIT INDEX

Exhibit No.	Exhibit
12(a)

Opinion of Simpson Thacher & Bartlett LLP supporting tax matters and consequences to shareholders discussed in the Proxy Statement/Prospectus with respect to the Merger between Western Asset Emerging Markets Income Fund Inc. and Western Asset Emerging Markets Debt Fund Inc.

12(b)	Opinion of Simpson Thacher & Bartlett LLP supporting tax matters and consequences to shareholders discussed in the Proxy Statement/Prospectus with respect to the Merger between Western Asset Worldwide Income Fund Inc. and Western Asset Emerging Markets Debt Fund Inc.